The American Funds Income Series

AMENDED AND RESTATED SHAREHOLDER SERVICES AGREEMENT

1.                  The parties to this Amended and Restated Shareholder Services Agreement (the “Agreement”), which is effective as of January 1, 2023, are The American Funds Income Series (the “Trust”), a Delaware statutory trust series consisting of one fund, U.S. Government Securities Fund (the “Fund”), and American Funds Service Company, a California corporation (“AFS”). AFS is a wholly owned subsidiary of Capital Research and Management Company (“CRMC”). This Agreement will continue in effect until amended or terminated in accordance with its terms.

2.                  The Trust hereby employs AFS, and AFS hereby accepts such employment by the Trust, as its transfer agent. In such capacity AFS will provide the services of stock transfer agent, dividend disbursing agent, redemption agent, and such additional related services as the Trust may from time to time require, in respect of Class A shares; Class C shares; Class T shares; Class F-1 shares, Class F-2 shares and Class F-3 shares (“Class F shares”); Class 529-A shares, Class 529-C shares, Class 529-E shares, Class 529-T shares, Class 529-F-1 shares, Class 529-F-2 shares and Class 529-F-3 shares (“Class 529 shares”); Class R-1 shares, Class R-2 shares, Class R-2E shares, Class R-3 shares, Class R-4 shares, Class R-5E shares, Class R-5 shares and Class R-6 shares (“Class R shares”); (Class A shares, Class C shares, Class T shares, Class F shares, Class 529 shares and Class R shares, collectively the “shares”) of the Fund, all of which services are sometimes referred to herein as “shareholder services.” In addition, AFS assumes responsibility for the Trust’s implementation and compliance with the procedures set forth in the Anti-Money Laundering Program (“AML Program”) of the Trust and does hereby agree to provide all records relating to the AML Program to any federal examiner of the Trust upon request.

3.                  AFS has entered into substantially identical agreements with other investment companies for which CRMC serves as investment adviser. (For the purposes of this Agreement, such investment companies, including the Trust, are called “participating investment companies.”)

4.                  AFS has entered into an agreement with DST Systems, Inc. (hereinafter called “DST”), to provide AFS with electronic data processing services sufficient for the performance of the shareholder services referred to in paragraph 2.

5.                  The Trust, together with the other participating investment companies, will maintain a Review and Advisory Committee, which Committee will review and may make recommendations to the boards of the participating investment companies regarding all fees and charges provided for in this Agreement, as well as review the level and quality of the shareholder services rendered to the participating investment companies and their shareholders. Each participating investment company may select one director or trustee who is not affiliated with CRMC, or any of its affiliated companies, to serve on the Review and Advisory Committee.

6.                  AFS will provide to the participating investment companies the shareholder services referred to herein in return for the following fees:

Annual account maintenance fee (paid monthly):

Fee (annual rate)

Full service accounts: [FEE] per account

Third party serviced accounts (primarily networked, trust networked, street, recordkeeping)*: [FEE] of assets

*Includes F-3, 529-F-3 and R share accounts held by AFS

No annual fee will be charged for a participant account underlying a 401(k) or other defined contribution plan where the plan maintains a single account on AFS’ books and responds to all participant inquiries.

The fees described above shall be invoiced and paid within 30 days after the end of the month in which the services were performed.

Any revision of the schedule of charges set forth herein shall require the affirmative vote of a majority of the members of the board of trustees of the Trust.

7.                  a. All Fund-specific charges from third parties -- including DST charges, payments described in the next sentence, postage, National Securities Clearing Corporation (NSCC) transaction charges and similar out-of-pocket expenses -- will be passed through directly to the Fund or other participating investment companies, as applicable. AFS, subject to approval of its board of directors, is authorized in its discretion to negotiate payments to third parties for account maintenance and/or transaction processing services described in paragraph 7.b., provided such payments do not exceed the anticipated savings to the Fund, either in fees payable to AFS hereunder or in other direct Fund expenses, that AFS reasonably anticipates would be realized by the Fund from using the services of such third party rather than maintaining the accounts directly on AFS’ books and/or processing non-automated transactions. The limitation set forth above shall not apply to Class F shares, Class 529-F shares or Class R shares.

b.       During the term of this Agreement, AFS shall perform or cause to be performed the transfer agent services set forth in Exhibit A hereto, as such exhibit may be amended from time to time by mutual consent of the parties. The Trust and AFS acknowledge that AFS will contract with third parties, to perform such transfer agent services. In selecting third parties to perform transfer agent services, AFS shall select only those third parties that AFS reasonably believes have adequate facilities and personnel to diligently perform such services. As set forth in the Administrative Services Agreement between the Trust and CRMC, CRMC or its affiliates shall monitor, coordinate and oversee the activities performed by the third parties with which AFS contracts.

8.                  It is understood that AFS may have income in excess of its expenses and may accumulate capital and surplus. AFS is not, however, permitted to distribute any net income or accumulated surplus to its parent, CRMC, in the form of a dividend without the affirmative vote of a majority of the members of the board of trustees of the Trust and all participating investment companies.

9.                  This Agreement may be amended at any time by mutual agreement of the parties, with agreement of the Trust to be evidenced by affirmative vote of a majority of the members of the board of trustees of the Trust.

10.             This Agreement may be terminated on 180 days’ written notice by either party. In the event of a termination of this Agreement, AFS and the Fund will each extend full cooperation in effecting a conversion to whatever successor shareholder service provider(s) the Trust may select, it being understood that all records relating to the Trust, the Fund and Fund shareholders are property of the Trust.

11.             In the event of a termination of this Agreement by the Trust, the Fund will pay to AFS as a termination fee the Fund’s proportionate share of any costs of conversion of the Fund’s shareholder service from AFS to a successor. In the event of termination of this Agreement and all corresponding agreements with all the participating investment companies, all assets of AFS will be sold or otherwise converted to cash, with a view to the liquidation of AFS when it ceases to provide shareholder services for the participating investment companies. To the extent any such assets are sold by AFS to CRMC and/or any of its affiliates, such sales shall be at fair market value at the time of sale as agreed upon by AFS, the purchasing company or companies, and the Review and Advisory Committee. After all assets of AFS have been converted to cash and all liabilities of AFS have been paid or discharged, an amount equal to any capital or paid-in surplus of AFS that shall have been contributed by CRMC or its affiliates shall be set aside in cash for distribution to

CRMC upon liquidation of AFS. Any other capital or surplus and any assets of AFS remaining after the foregoing provisions for liabilities and return of capital or paid-in surplus to CRMC shall be distributed to the participating investment companies in such proportions as may be determined by the Review and Advisory Committee.

12.             In the event of disagreement between the Trust and AFS, or between the Trust and other participating investment companies as to any matter arising under this Agreement, which the parties to the disagreement are unable to resolve, the question shall be referred to the Review and Advisory Committee for resolution. If the Review and Advisory Committee is unable to resolve the question to the satisfaction of both parties, either party may elect to submit the question to arbitration; one arbitrator to be named by each party to the disagreement and a third arbitrator to be selected by the two arbitrators named by the original parties. The decision of a majority of the arbitrators shall be final and binding on all parties to the arbitration. The expenses of such arbitration shall be paid by the party electing to submit the question to arbitration.

13.             The obligations of the Trust and the Fund under this Agreement are not binding upon any of the trustees, officers, employees, agents or shareholders of the Trust and the Fund individually, but bind only the Trust and the Fund itself. AFS agrees to look solely to the assets of the Fund for the satisfaction of any liability of the Trust or the Fund in respect to this Agreement and will not seek recourse against such trustees, officers, employees, agents or shareholders, or any of them or their personal assets for such satisfaction.

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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers thereunto duly authorized, as of January 1, 2023.

AMERICAN FUNDS SERVICE COMPANY	The American Funds Income Series

By /s/ Stephanie D. McNeely	By /s/ Steven I. Koszalka
Stephanie D. McNeely	Steven I. Koszalka
Secretary	Secretary

EXHIBIT A

to the

Amended and Restated Shareholder Services Agreement

AFS or any third party with whom it may contract (AFS and any such third-party are collectively referred to as “Service Provider”) shall act, as necessary, as stock transfer agent, dividend disbursing agent and redemption agent for the Fund’s shares and shall provide such additional related services as the Fund’s shares may from time to time require.

1.	Record Maintenance

The Service Provider shall maintain, and require any third parties with which it contracts to maintain with respect to the Fund’s shareholders holding the Fund’s shares in a Service Provider account (“Customers”) the following records:

a.	Number of shares;

b.                 Date, price and amount of purchases and redemptions (including dividend reinvestments) and dates and amounts of dividends paid for at least the current year to date;

c.                  Name and address of the Customer, including zip codes and social security numbers or taxpayer identification numbers;

d.                 Records of distributions and dividend payments; and

e.                  Any transfers of shares.

2.	Shareholder Communications

Service Provider shall:

a.                  Provide to a shareholder mailing agent for the purpose of delivering certain Fund-related material the names and addresses of all Customers. The Fund-related material shall consist of updated summary prospectuses and/or prospectuses and any supplements and amendments thereto, annual and other periodic reports, proxy or information statements and other appropriate shareholder communications. In the alternative, the Service Provider may distribute the Fund related material to its Customers.

b.                 Deliver current Fund summary prospectuses, prospectuses and statements of additional information and annual and other periodic reports upon Customer request, and, as applicable, with confirmation statements.

c.                  Deliver statements to Customers on no less frequently than a quarterly basis showing, among other things, the number of shares of the Fund owned by such Customer and the net asset value of shares of the Fund as of a recent date.

d.                 Produce and deliver to Customers confirmation statements reflecting purchases and redemptions of shares of the Fund.

e.                  Respond to Customer inquiries regarding, among other things, share prices, account balances, dividend amounts and dividend payment dates.

f.                    With respect to Class A shares, Class C shares, Class T shares and/or Class F shares of the Fund purchased by Customers, provide average cost basis reporting to Customers to assist them in preparation of their income tax returns.

g.                 If the Service Provider accepts transactions in the Fund’s shares from any brokers or banks in an omnibus relationship, require each such broker or bank to provide such shareholder communications as set forth in 2(a) through 2(e) to its own Customers.

3.	Transactional Services

The Service Provider shall communicate to its Customers, as to shares of the Fund, purchase, redemption and exchange orders reflecting the orders it receives from its Customers or from any brokers and banks for their Customers. The Service Provider shall also communicate to beneficial owners holding through it, and to any brokers or banks for beneficial owners holding through them, as to shares of the Fund, mergers, splits and other reorganization activities, and require any broker or bank to communicate such information to its Customers.

4.	Tax Information Returns and Reports

The Service Provider shall prepare and file, and require to be prepared and filed by any brokers or banks as to their Customers, with the appropriate governmental agencies, such information, returns and reports as are required to be so filed for reporting: (i) dividends and other distributions made; (ii) amounts withheld on dividends and other distributions and payments under applicable federal and state laws, rules and regulations; and (iii) gross proceeds of sales transactions as required.

5.	Fund Communications

The Service Provider shall, upon request by the Fund, on each business day, report the number of shares on which the transfer agency fee is to be paid pursuant to this Agreement. The Service Provider shall also provide the Fund with a monthly invoice.

6.	Coordination, Oversight and Monitoring of Service Providers

As set forth in the Administrative Services Agreement between the Fund and CRMC, CRMC shall coordinate, monitor and oversee the activities performed by the Service Providers with which AFS contracts. AFS shall monitor Service Providers’ provision of services including the delivery of Customer account statements and all Fund-related material, including summary prospectuses and/or prospectuses, shareholder reports, and proxies.